Exhibit 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 28, 2022 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to announce the results of its Annual General Meeting (“AGM”) held on June 28, 2022.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	32,026,984	(97.34%)	873,963	(2.66%)
Morgan Poliquin	32,023,138	(97.33%)	877,809	(2.67%)
Elaine Ellingham	28,008,193	(85.13%)	4,892,754	(14.87%)
Alfredo Phillips	31,885,136	(96.91%)	1,015,811	(3.09%)
Kevin O’Kane	31,896,705	(96.95%)	1,004,242	(3.05%)
Ria Fitzgerald	31,835,267	(96.76%)	1,065,680	(3.24%)

A total of 55,182,598 common shares, representing 40.21% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/